SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayers’ ID (CNPJ) 33.042.730/0001-04

Companies Registry (NIRE) 33.3.001.159 5

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS AND INTEREST ON EQUITY

As the shareholders of Companhia Siderúrgica Nacional, gathered together  at the Annual Shareholders’ Meeting held on the present date, approved (i) the payment of Interest on Equity at the amount of R$356,800,000.00 and (ii) the payment of dividends, at the amount of R$1,500,000,000.00, we inform the Shareholders, the following:

1. Interest on Equity and Income Tax: Shareholders registered in the records of the depositary institution as of April 29, 2011 will be entitled to receive said Interest on Equity at the gross amount of R$0.24472 per share, except for those shareholders proven to be immune or exempt, this amount is subject to withholding income tax at the rate of 15% (fifteen per cent). Shareholders domiciled in a country which does not have income tax or in which the maximum rate is below 20% (twenty per cent) will be subject to withholding income tax at the rate of 25% (twenty-five per cent), pursuant to the provisions in article 8 of Law 9,779/99. Taking into consideration the withholding tax rate of 15%, net amount to be paid will be R$0.20801 per share. Immune or exempt entities, comprised by articles 12 and 15 of Law 9,532/97, which are covered by a judicial decision or measure, determining the non-retention and non-collection of said tax, particularly related to the payment of interest on equity, shall deliver to CSN’s Investor relations Area, at Av. Brigadeiro Faria Lima, 3400/19º andar, São Paulo – SP,  no later than May 4, 2011, at 5:00 p.m. (local time): (i)  copy of the judicial decision certified by the respective District Court; and (ii) letter addressed to CSN, in which they expressly assume the commitment to: (a) inform, no later than 24 hours after awareness, the eventual change or cancellation of said measure or decision; and (b) refund CSN with the tax and other fees that should be eventually required, as a consequence of said payment, within three (3) working days after the notification by CSN. Pension funds, insurance companies and FAPI, as well as insurance policies including coverage for survival, as of January 1, 2005, are dispensed from collecting withholding tax and, also, from separately paying Income Tax on income or gains from the investment of funds in provisions, technical reserves and benefit plan funds, pursuant to article 5, caput and single paragraph, of Law 11,053/04, and shall, no later than May 4, 2011, to deliver a letter addressed to CSN’ s Investor Relations Area, at Av. Brigadeiro Faria Lima, 3400/19º andar, São Paulo – SP,  in which they expressly declare and assume, that (a) the funds invested are included under the terms of said legal rule; (b) they will inform, immediately and by writing, in case the invested funds are not included under the terms of said legal rule anymore; (c) they will refund the tax and other fees that eventually should become demanded from CSN due to the lack of retention of said tax, no later than 3 (three) working days after the notification by CSN.

2. Dividends: Shareholders registered in the records of the depositary institution as of April 29, 2011 will be entitled to receive dividends at the amount of R$1.02883 per share.

3. Interest on Equity and Dividend Payment Instructions: Shareholders domiciled in Brazil will have the amount referring to the payment of interest on equity and dividends available as of May 9, 2011, with no monetary reinstatement, at their banking domiciles as informed to the depositary institution, Itaú Corretora de Valores S.A. Shareholders under fiduciary custody will have interest and dividends credited in accordance with the procedures adopted by the Stock Exchanges. Shareholders whose register does not include their Individual Taxpayer’s ID (CPF) / Corporate Taxpayers’ ID (CNPJ) or “Bank/Branch/Account” information will have interests available within three (3) business days as of the due regularization of respective registers at branches of Banco Itaú S.A., or through a letter addressed to the Shareholder Service Department of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

4. Service locations: At the branches of Banco Itaú S.A., Shareholders Service Department, during banking hours.

We highlight that as of May 2, 2011, inclusive, CSN’s shares will be traded ex-dividends at Brazilian Stock Exchanges.

Rio de Janeiro, April 29, 2011.

Paulo Penido Pinto Marques

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.